[SEMPRA ENERGY & SDG&E LETTERHEAD]

April 30, 2012

Via EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sempra Energy

San Diego Gas & Electric Company

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 1-14201 and 1-3779

Dear Mr. Thompson:

On behalf of Sempra Energy and San Diego Gas & Electric Company (SDG&E), we have the following response to the comment on the above-referenced filings in your letter dated April 2, 2012.  For your convenience, we have repeated the comment in bold type above our response.

Exhibit 13.1

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Other Financial Data

Regulatory Matters

1.

Please tell us your basis for capitalizing costs related to the wildfire litigation as regulatory assets. In doing so, please tell us in detail the evidence supporting your assertion that the costs are probable of recovery in future rates. Refer to ASC 980-340-25-1. In addition, we note your disclosure in Note 15 that recovery of the 2007 wildfire litigation costs is subject to future regulatory actions. Please tell us why you have not yet filed an application seeking to recover the deferred costs.

Response:

BACKGROUND

San Diego Gas & Electric Company (SDG&E) is an indirect, wholly owned subsidiary of Sempra Energy, and is consolidated by Sempra Energy.  The 2007 wildfire regulatory asset is the same for SDG&E and for Sempra Energy through consolidation.

SDG&E is an electric (and natural gas) utility company subject to cost-based, rate regulation established by the Federal Energy Regulatory Commission (FERC) and the California Public Utilities Commission (CPUC).  The FERC provides rate regulation for the operations of SDG&E’s electric transmission assets and the CPUC provides rate regulation for the remaining electric distribution operations.  As a cost-based, rate-regulated entity, SDG&E is subject to the accounting guidance as prescribed by the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) 980 – Regulated Operations.

The 2007 wildfires resulted in extensive property loss and damage, business losses, and emergency response and firefighting costs.  Reports issued by the California Department of Forestry and Fire Protection concluded that two of these fires (the Witch and Rice fires) were SDG&E “power line caused” and that a third fire (the Guejito fire) occurred when a wire securing a Cox Communications (Cox) fiber optic cable came into contact with an SDG&E power line “causing an arc and starting the fire.”

As a result of the 2007 wildfires, numerous parties that incurred damages as a result of these fires sued SDG&E and Sempra Energy in San Diego County Superior Court seeking recovery of unspecified amounts of damages, including punitive damages. They assert an inverse condemnation claim, among other bases for recovery.  The inverse condemnation claim is based upon the California Constitution and was extended to apply to California investor-owned utilities by a California Court of Appeal decision that held that another California investor-owned utility was strictly liable, without any showing of negligence or foreseeability of damages, for property damages resulting from a wildfire ignited by its power lines.  Neither SDG&E nor its employees have been found or ruled negligent in connection with the 2007 wildfires.

In response to the suits filed above, SDG&E filed cross-complaints against Cox and three SDG&E contractors seeking indemnification.  In December 2010, SDG&E settled its claims against Cox and Cox’s insurers in the wildfire litigation.  Among other things, the Cox Settlement resulted in payments totaling $444 million to SDG&E, all of which, as of December 31, 2011, have been used for wildfire damage claim settlements and related expenditures.  In December 2011, SDG&E reached a similar settlement with one of its contractors for $10 million.  SDG&E continues to seek recovery from the two other contractors.  These third-party recoveries, when received, have reduced and will reduce the amounts SDG&E is seeking from ratepayers.

SDG&E’s management believes that the eventual resolution of all claims and associated defense costs will exceed the sum total of its $1.1 billion of liability insurance coverage and additional amounts SDG&E has already received or may receive from other responsible third parties.  Throughout this response, such costs will be described as “excess wildfire costs.”  SDG&E has already filed with and received approval from the FERC to recover certain costs assigned to FERC-jurisdictional operations incurred by SDG&E to settle these wildfire damage claims (see discussion below). SDG&E has also filed an application with the CPUC to create a mechanism for the eventual recovery of these excess wildfire costs from its ratepayers.  As discussed below, SDG&E could also seek recovery of excess wildfire costs through alternative regulatory mechanisms at the CPUC.

At December 31, 2011, we have recorded a regulatory asset of approximately $594 million for excess wildfire costs ($499 million allocated to our CPUC-regulated assets and $95 million allocated to our FERC-regulated assets).  We consider 90% of excess wildfire costs incurred and allocable to CPUC-regulated assets to be probable of recovery based upon the hazardous materials precedent described below. The remaining 10% of the costs incurred and allocable to the CPUC-regulated assets has been expensed pending the establishment of the CPUC recovery mechanism. Also, we consider 100% of excess wildfire costs incurred and allocable to FERC-regulated assets to be probable of recovery, as described below.

BASIS FOR CAPITALIZING COSTS RELATED TO WILDFIRE LITIGATION AS REGULATORY ASSETS

ACCOUNTING GUIDANCE

ASC 980-340-25-1 states:

“Rate actions of a regulator can provide reasonable assurance of the existence of an asset. An entity shall capitalize all or part of an incurred cost that would otherwise be charged to expense if both of the following criteria are met:

a.

It is probable that future revenue in an amount at least equal to the capitalized amount will result from inclusion of that cost in allowable costs for ratemaking purposes.

b.

Based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for the expected levels of similar future costs. If the revenue will be provided through an automatic rate-adjustment clause, this criterion requires that the regulator’s intent clearly be to permit recovery of the previously incurred cost.

A cost that does not meet these asset recognition criteria at the date the cost is incurred shall be recognized as a regulatory asset when it does meet those criteria at a later date.”

ASC 980-340-55-26, under the heading of “Case A: Deferral of Costs Before a Rate Order Is Issued,” states:

“Under paragraph 980-340-25-1, Utility F should capitalize that portion of the amount capitalized for rate-making purposes that represents incurred costs that would otherwise be charged to expense, provided that it is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of those costs in allowable costs for rate-making purposes. Otherwise, Utility F should not capitalize those costs.”

This standard requires that we consider whether it was, and remains, probable that we would be allowed to recover these excess wildfire costs, or costs that would otherwise be charged to expense before a rate order is issued.  This evaluation is necessary whether or not a regulatory order has been issued establishing authority for recovery of the cost.  We have performed and will continue to perform this evaluation at each financial reporting date to assess whether or not a regulatory asset for excess wildfire costs should be recorded.  We have concluded that based on the regulatory principles and precedents established by law and analogous regulatory actions, regulatory developments specific to the 2007 wildfires, and events indicative of recovery that have occurred following the fires, that recovery of the excess wildfire costs in future revenues was and remains probable, in both the FERC and CPUC jurisdictions.

REGULATORY PRINCIPLES AND PRECEDENTS ESTABLISHED BY LAW AND ANALOGOUS REGULATORY ACTIONS

The regulatory compact under which SDG&E operates provides that a cost-based, rate-regulated utility has the right to recover reasonable investments in infrastructure assets, reasonable returns on those assets, and reasonable operating costs.  This concept is clearly established by 1) the California Public Utilities Code; 2) U.S. Supreme Court and California Supreme Court case law; and 3) CPUC decision making related to the commitment of regulators to maintain the financial integrity of public utilities.  Appendix A includes specific additional detail in each of these three areas, which supplements our analysis below.

Under California law, as a public utility, SDG&E – and other California utilities – have the obligation and responsibility to serve all customers residing within their operating territory with electric services, whatever the environmental, geographical or economic implications.  This obligation exposes SDG&E to risks beyond its control.  For example, SDG&E must operate and maintain power lines and associated energized equipment that have the potential to ignite wildfires in areas that may be more predisposed to wildfires.

Consistent with this obligation, the CPUC and the FERC allow, as part of the rate-making compact, insurance costs and third-party loss claims to be included as part of the cost of providing public utility service.  Such expenditures are routine and are considered reasonable operating costs.  If costs incurred in excess of insurance coverage were to result in significant unrecovered costs, such costs could potentially threaten the utility companies’ financial strength and their ability to continue to provide safe and reliable service, contrary to the CPUC’s and the California State Legislature’s policies in support of utility companies’ financial creditworthiness.

The following three items were particularly important in our initial and ongoing analysis and our conclusion that it is probable that excess wildfire costs will be recovered in future revenues.

CPUC’s Hazardous Substance Cost (HAZMAT) Mechanism

Regulatory precedent for the recovery of excess wildfire costs exists in the form of a CPUC decision permitting the recovery of the costs associated with the clean-up of hazardous material.  The HAZMAT mechanism was created primarily because the California investor-owned utilities (Cal IOUs) were subject to environmental claims under State and Federal laws.  In Decision 94-05-020, issued on May 4, 1994, the CPUC established a mechanism for the utilities to recover costs incurred as a result of the clean-up of hazardous material.  The costs allowed for recovery under this mechanism include costs incurred to perform the necessary clean-up activities, any settlement costs paid to third parties for their losses and/or damages, and related litigation costs.

The HAZMAT mechanism provides for 90% of the costs incurred to be recovered in rates from ratepayers, with the remaining 10% to be borne by the shareholders of the company.  This mechanism also provides for the sharing of recoveries received from insurers of the utility and from third parties.

Through December 31, 2011, Southern California Gas Company (SoCalGas, a sister company to SDG&E also indirectly owned by Sempra Energy) has charged approximately $190 million to HAZMAT, and recovered approximately $188 million.  SDG&E has charged and recovered approximately $36 million.

Based primarily on the precedent established by the HAZMAT cost-sharing mechanism, SDG&E has reduced the wildfire regulatory asset for amounts recovered from insurance or other potentially responsible third parties.  Similarly, SDG&E has charged 10% of the excess wildfire costs allocated to the CPUC-regulated assets to expense, pending the ultimate resolution of the recovery process.

Barham v. Southern California Edison Co. (1999)  (Barham)

This California Court of Appeal ruling applies strict liability to public utility companies, such as SDG&E, based on the court’s interpretation of the law of inverse condemnation.  The court found that because the plaintiff’s property was damaged in connection with a public use, i.e., the transmission of electric power to the public, the utility was strictly liable for property damage even without proof of negligence.  The rationale of this decision was that public utilities can pass through to their customers the amount they are required to pay to aggrieved property owners.  The Court of Appeals stated:

 “The fundamental policy underlying the concept of inverse condemnation is to spread among the benefitting community any burden disproportionately borne by a member of that community, to establish a public undertaking for the benefit of all.”

In connection with the 2007 wildfires, the San Diego trial court has held that inverse condemnation may be applied to SDG&E.  As a result of Barham, damages could be awarded against SDG&E based on strict liability even without any findings of negligence by SDG&E or any of its employees in connection with the 2007 wildfires.

CPUC’s State of Emergency Recovery Mechanism

In recognition of the exposure of the Cal IOUs to catastrophic and significant events, the CPUC established, in Resolution E-3238 issued July 24, 1991, a cost recovery mechanism known as a Catastrophic Event Memorandum Account (CEMA) for the Cal IOUs to allow for the recovery of costs incurred to repair or replace utility facilities and equipment damaged or lost as a result of an incident that resulted in the declaration of a state of emergency by the Governor.  This mechanism allows for, and has been used in the past by, the Cal IOUs to recover all reasonable costs incurred as a result of a catastrophic event, to repair its infrastructure and restore services to its customers.  For example, this mechanism provided for the recovery of incremental costs incurred by SoCalGas related to the 1994 Northridge earthquake in Los Angeles and costs incurred by SDG&E as a result of the 2003 wildfires in San Diego.

The 2007 wildfires resulted in the declaration of a state of emergency by the Governor.

Accordingly, consistent with established precedent, SDG&E recovered under the CEMA mechanism capital costs incurred to repair and replace its own facilities damaged in the 2007 wildfires, as discussed in Note 14 to the Consolidated Financial Statements.  At the CPUC, SDG&E agreed to a negotiated settlement with the CPUC’s Division of Ratepayer Advocates to accept recovery of the $43 million of capital costs incurred.  SDG&E also agreed in this settlement not to seek recovery of $6.8 million in operations and maintenance expense incurred to repair the damaged equipment and facilities.  The CPUC decision stated that “the settlement is reasonable in that it is a fair compromise of strongly held views which will spare the [CPUC] and the parties the time, effort, and costs required to litigate disputed issues.”  The decision also stated that “the Settling Parties agree that the settlement represents a compromise and should not be considered precedent with respect to other CEMA costs not at issue in this proceeding, or any other matters in any way related to the 2007 Fires.”

With regard to FERC jurisdictional assets, SDG&E recovered 100 percent of the incremental capital and expense costs incurred to replace or repair SDG&E’s infrastructure lost or damaged in the 2007 wildfires.

FERC RECOVERY

Subsequent to our initial rate recovery analysis of excess wildfire costs, we received approval in February 2012 for recovery of certain excess wildfire costs in the FERC jurisdiction.  In addition, the CPUC filed statements during the proceeding supportive of recovery of these costs from customers, as described immediately below.

FERC Formula Ratemaking Mechanism

SDG&E’s FERC Transmission Owner Formula Rate Filing (FERC-TO filing) occurs annually to establish electric transmission rates to be charged to customers.  Because the rates established by FERC are ultimately borne by California customers, the CPUC intervenes in SDG&E’s FERC-TO filings.

In 2011, in accordance with applicable FERC guidelines, a portion of SDG&E costs associated with the settlement of 2007 wildfires-related damage claims were identified as allocable to SDG&E’s FERC jurisdiction assets, initially totaling $19.7 million.  The CPUC intervened on behalf of California customers and did not oppose SDG&E’s request for recovery of excess wildfire costs in FERC rates.  In its related September 6, 2011 FERC filing, the CPUC stated:

“SDG&E requests recovery of approximately $19.7 million for third party damage associated with an October 2007 fire in San Diego County.  The fire in question (“Witch Fire”) caused damage to private property and is directly attributable to transmission assets.  The $19.7 million is not covered by fire insurance and reflects amounts borne by SDG&E.

The CPUC does not oppose SDG&E’s:

•

attempt to recover these costs

•

proposed treatment of these costs as arising out of inverse condemnation

•

proposed accounting treatment as it appropriately assigns costs directly to the relevant customer class”

On February 1, 2012, the FERC approved a settlement agreement between SDG&E and other intervenors related to this filing.  There were no findings that the excess wildfire costs were imprudently incurred, and no amounts were rejected.  This proceeding explicitly affirms the precedent that excess wildfire costs are recoverable costs for assets under FERC jurisdiction.  In addition, the CPUC’s acceptance of the recovery of the excess wildfire costs in FERC rates affirms the historical precedent that underpins the legal and regulatory theory central to the public utility “obligation to serve” compact.

The amount approved by FERC for recovery was ultimately based on a labor ratio cost allocation method.  This allocation method was not opposed by the CPUC.  Accordingly, $7.2 million will be recovered in FERC rates.  Excess wildfire costs not recovered in FERC rates are CPUC jurisdictional costs.

REGULATORY DEVELOPMENTS SPECIFIC TO THE 2007 WILDFIRES - WILDFIRE COST RECOVERY APPLICATION WITH THE CPUC

The CPUC does not have a pre-existing formal mechanism for recovery of excess wildfire costs.  However, there are a number of routine mechanisms by which a public utility subject to CPUC jurisdiction establishes its costs and a method to recover those costs.  A mechanism for excess wildfire costs could similarly be fashioned in a variety of ways, each of which could require a distinct regulatory proceeding.  More than one regulatory proceeding may be required before a mechanism is established in a manner that best suits the CPUC and the utilities involved.  In this case, SDG&E, SoCalGas, Southern California Edison and PG&E (the Cal IOUs, also referred to above), filed a Joint Application with the CPUC in August 2009 for the authority to:

•

Establish a Wildfire Expense Memorandum Account (WEMA) to record payments related to excess wildfire costs;

•

Establish a Wildfire Expense Balancing Account (WEBA) to record excess wildfire costs;

•

Establish a WEBA cost recovery mechanism that would allow the utilities the potential to recover excess wildfire costs in customer rates pursuant to subsequent “WEBA Applications;” and

•

Seek recovery of the excess wildfire costs recorded in WEMA through a separate “WEBA Application” to be filed after the WEBA cost recovery mechanism has been established.

The Cal IOUs made the following statements regarding the recovery of excess wildfire costs in their filing:

•

Rate recovery is consistent with the CPUC’s constitutional and statutory obligation to allow the utilities a reasonable opportunity to recover their costs of providing public utility service.

•

Rate recovery of the uninsured costs of wildfires parallels the rate treatment of other natural disasters, such as earthquakes, tornados, or major storms. Like these other natural disasters, fire damage is unpredictable.

•

Assurance of rate recovery is needed to protect the Cal IOUs’ financial integrity. The CPUC’s actions in recent years have provided important financial support to the Cal IOUs and have led the credit rating agencies to upgrade the ratings on utility debt, reducing costs for customers.

Protests to the WEBA application were filed by various parties.   In December 2009, an Assigned Commissioner Ruling (ACR) directed the Cal IOUs to amend their application and also directed the parties to consider alternative mechanisms to the proposed WEBA.  The ruling stated:

•

All parties are directed to meet and confer to cooperatively develop ideas for addressing the financial impact of wildfires on the utilities.  Proposals should provide utility management sufficient incentive to manage risk, but respect the shareholders’ opportunity to earn a reasonable return on their investment.

•

Alternatives to the proposed balancing account should also be considered.  The Commission has adopted a number of mechanisms to assist public utilities when actual circumstances differ substantially from adopted general rate case forecasts.  Memorandum accounts are one such mechanism; adjustments to the adopted post-test year ratemaking mechanisms are another.

In July 2010, SDG&E received CPUC approval to record payments made after July 28, 2010 related to the 2007 excess wildfire costs and to credit recoveries from its insurance coverage, other responsible third parties, and FERC rates to the Wildfire Expense Memorandum Account (WEMA).  The WEMA is an interim ratemaking mechanism to record excess wildfire costs incurred, including incremental wildfire insurance premiums. The rules for recovery of costs charged to utility WEMAs will be addressed in the WEBA proceeding.  Recording costs in a WEMA does not create a presumption that the CPUC will approve rate recovery, but in our experience most costs SDG&E has charged to CPUC authorized memorandum accounts are ultimately recovered in future rates.

The CPUC’s review of SDG&E’s application is ongoing, as we detail in Note 14 to the Consolidated Financial Statements.  The WEBA application, if approved by the CPUC, will provide a mechanism for SDG&E to request rate recovery of excess wildfire costs, including recovery of excess wildfire costs incurred by SDG&E associated with the 2007 wildfires.

We anticipate a decision on the WEBA application in the second half of 2012.  If the CPUC were to deny the WEBA application, SDG&E intends to pursue recovery of 2007 excess wildfire costs through an application at the CPUC that does not rely on the proposed cost recovery mechanism in the WEBA application.  Based on the reasons discussed above, we have concluded that our recovery of such excess wildfire costs in future rates through the WEBA or an alternate approach is probable.

CONCLUSION

We have filed for and received approval for recovery of certain excess wildfire costs from the FERC.  We have capitalized 2007 excess wildfire costs in the CPUC’s jurisdiction as required by ASC 980-340-25-1, because we believe these costs are probable of recovery in future rates.  Our assessment of the probability of recovery is primarily based on the following factors:

•

The requirement of the California Public Utilities Code to allow electric utilities a reasonable opportunity to fully recover reasonable costs to operate their electric distribution grids.

•

The precedent established by HAZMAT recovery of third party damages in rates, based on a 90/10 sharing between ratepayers and shareholders.

•

The Court of Appeal’s extension of inverse condemnation and strict liability to public utilities based, in part, on their ability to pass these costs through to customers.

▪

The CPUC statement in the FERC-TO filing that it did not oppose SDG&E’s attempt to recover excess wildfire costs.

▪

The FERC’s approval, in February 2012, of SDG&E’s FERC-TO settlement agreement with intervenors which will provide for recovery of excess wildfire costs allocated to electric transmission assets.

•

In July 2010, SDG&E received CPUC approval to record payments made after July 28, 2010 related to the 2007 excess wildfire costs and to credit recoveries from insurance, third parties and in FERC-TO rates to the WEMA.

•

The precedent established by CEMA to allow recovery of reasonably incurred costs to repair utility owned infrastructure and restore service as a result of an event that results in a declaration of a state of emergency by the Governor of California (the 2007 wildfires were such a state of emergency).

•

The CPUC has approved, through two separate proceedings, the recovery of the incremental insurance premiums for the policy period July 2009 through June 2011.  This increase was due in part to the 2007 wildfires, as requested in SDG&E’s “Z-Factor” applications to the CPUC.

REASONS FOR NOT HAVING FILED AN APPLICATION TO RECOVER DEFERRED COSTS WITH THE CPUC

As explained above, we are currently working through a proceeding before the CPUC that would establish a new framework for seeking recovery of excess wildfire costs.  Given that this new framework has not yet been approved, it would be premature for SDG&E to have filed for rate recovery under the new mechanism.  Indeed, an application for recovery under existing approaches to recovery at the CPUC could potentially be viewed as inconsistent with our pending application for a new mechanism.  Accordingly, SDG&E plans to hold off filing for rate recovery of the CPUC-jurisdictional 2007 wildfire costs until we receive a decision on the pending WEBA application at the CPUC.  Additionally, as of December 31, 2011, SDG&E has expended less than $80 million (excluding payments by insurers and amounts recovered from other third parties) to pay excess wildfire costs.  As a general principle, rate recovery is predicated on cash expenditures.  The total amount of cash expenditures we expect to fund for excess wildfire costs will be reduced if we are successful in recovering additional amounts from other potentially responsible third parties, and will be increased as we settle additional claims.

* * *

In addition to the foregoing responses, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 619-696-4576 (jhouseholder@sempra.com) and 858-650-4191 (RSchlax@semprautilities.com), respectively, or Bruce Folkmann, Sempra Energy’s Acting Controller at 619-696-4661 (bfolkmann@sempra.com).

Sincerely,

/s/Joseph A. Householder

Joseph A. Householder

Executive Vice President,

Chief Financial Officer and Chief Accounting Officer of Sempra Energy

/s/Robert Schlax

Robert Schlax

Vice President, Controller and Chief Financial Officer of

San Diego Gas & Electric Company

Cc:

Adam Phippen

Staff Accountant

Securities and Exchange Commission

Donald E. Felsinger

Executive Chairman

Sempra Energy

Debra L. Reed

Chief Executive Officer

Sempra Energy

Bruce Folkmann

Acting Controller

Sempra Energy

Virginia S. Oliver

Director, Financial Reporting

Sempra Energy

Appendix A

o

California Public Utilities Code Section 399.2(c) provides in pertinent part that “Each electrical corporation shall continue to have a reasonable opportunity to fully recover from all customers of the electrical corporation, in a manner determined by the commission pursuant to this code, all of the following:

▪

Reasonable investments in its electric distribution grid

▪

A reasonable return on the investments in its electric distribution grid

▪

Reasonable costs to operate its electric distribution grid”

o

In case law, both the US Supreme Court and the California Supreme Court have stated that utilities have a right to recover their prudently-incurred costs. Federal Power Comm. v. Hope Nat. Gas Co. (1944) 320 U.S. 591 and So. Calif. Gas Co. v. P.U.C. (1979) 23 Cal.3d 470.

In Hope, the U.S. Supreme Court expressly held that “rates which enable the company to operate successfully, to maintain its financial integrity, to attract capital, and to compensate its investors for the risks assumed certainly cannot be condemned as invalid, even though they might produce only a meager return . . .” (Id. at 605.)

In SoCalGas v CPUC, the California Supreme Court stated that “[t]his court has endorsed the commission’s position: ‘The basic principle [of ratemaking] is to establish a rate which will permit the utility to recover its cost and expenses plus a reasonable return on the value of property devoted to public use.’ (City and County of San Francisco v. Public Utilities Com. (1971) 6 Cal.3d 119, 129 [98 Cal.Rptr. 286, 490 P.2d 798].)” (Id. at 476)

o

The CPUC has stated that “federal constitutional standards entitle any regulated utility to recover through its rates both its operating costs (including taxes and depreciation) and an adequate dollar return on capital invested.” (D.93-04-027, 48 CPUC2d 664.)  “The owners of a public utility are constitutionally entitled to an opportunity to earn a reasonable return on their investment which is devoted to the public use” (D.86-09-003, 22 CPUC2d 1 citing General Telephone Co. (1971) 72 CPUC 692, 654).)

o

The California Investor-Owned Utilities (Cal IOUs) are responsible for maintaining thousands of miles of electric transmission and distribution lines and millions of electric power poles; imposing on the Cal IOUs broad responsibility for otherwise uncompensated claims associated with catastrophic and significant events, such as wildfires, would hold them to a standard of perfection the CPUC has expressly recognized as unattainable (Order Instituting Investigating Into Southern California Edison Co. (Cal. P.U.C. Apr. 22, 2004), D.04-04-065. pg. 31).

o

The CPUC has, in the past, demonstrated its commitment to the utilities’ financial health. During the California energy crisis, wholesale electricity prices in California rose drastically in 2000.  Because utility rates were frozen under the California restructuring legislation passed in 1996, California utilities were collecting far less in rates than they were spending to procure power on behalf of their customers. The CPUC took several steps to address the financial hardship being imposed on the California utilities and took action to enable the utilities to keep operating including immediate rate increases of substantial magnitude.

In 2001, PG&E filed for bankruptcy protection. To assist PG&E in restoring its financial health, the CPUC issued D.03-12-035 which authorized PG&E to collect $2.2 billion from its electric ratepayers over a nine-year period. The decision authorized PG&E to record a bankruptcy regulatory asset and to include the regulatory asset in rate base.

In the PG&E decision, the CPUC stated:

“The Commission recognizes that the establishment, maintenance and improvement of investment grade company credit ratings is vital for PG&E to be able to continue to provide safe and reliable service to its customers.  The Commission further recognizes that the establishment, maintenance and improvement of investment grade company credit ratings directly benefits PG&E’s ratepayers by reducing PG&E’s immediate and future borrowing costs, which, in turn, will allow PG&E to finance its operations and make capital expenditures on its distribution, transmission, and generation assets at lower cost to its ratepayers.  In furtherance of these objectives, the Commission agrees to act to facilitate and maintain investment grade company credit ratings for PG&E.

In setting just and reasonable rates, in addition to protecting the consumers, we also must consider the financial health of the public utility.  Indeed, we view this commitment to act to facilitate and maintain investment grade ratings as essentially doing what we have always done under cost-of-service regulation: provide just and reasonable rates and authorize a reasonable capital structure that maintains the fiscal integrity of the utility.”